UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 5)*

                      First Financial Corporation
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                0-5559
                            (CUSIP Number)

      Robert A. Mann, P.O. Box 8436, Waco, TX 76714-8436 (254) 757-2424
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            December 26, 1997
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _____ NOT APPLICABLE.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 0-5559                                Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S. S. OR I. R. S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert A. Mann      SS No.  ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          7.   SOLE VOTING POWER
               101,997

          8.   SHARED VOTING POWER
               0

          9.   SOLE DISPOSITIVE POWER
               101,997

          10.  SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     101,997

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     58.77%

14   TYPE OF REPORTING PERSON*
     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 5

                          SCHEDULE 13D

Item 1.  Security and Issuer.

    The class of securities to which this statement relates is the common stock of First Financial Corporation, a Texas corporation ("First Financial"), whose principal executive offices are located at 800 Washington Avenue, Waco, Texas 76701.

Item 2. Identity and Background.

    Robert A. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701. Robert A. Mann's principal occupation is Chairman of the Board of First Financial, whose address is 800 Washington Avenue, Waco, Texas 76701, Chairman of the Board of First Preference Mortgage Corp., whose business address is 800 Washington Avenue, Waco, Texas 76701, Chairman of the Board of Citizens State Bank, Woodville, Texas, whose mailing address is P.O. Box 109, Woodville, Texas 75979, and serving as an officer and director of certain insurance agencies and companies. Robert A. Mann has not during the last five years been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Robert A. Mann is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

    The  purpose of this amendment is to report that on  December
26,  1997,  Robert A. Mann became the successor  Trustee  to  the
David W. Mann 1990 Trust (the "Trust") as a result of the resignation of David W. Mann as Trustee.

Item 5.        Interest in Securities of the Issuer.

    Robert A. Mann is the beneficial owner of 101,997 shares of First Financial common stock, or 58.77% of the outstanding shares, calculated in accordance with Rule 13d-3(d)(1), and exercises sole voting and investment power over all of the shares beneficially owned.

    9,255 shares of the First Financial common stock beneficially owned by Robert A. Mann are owned by Bluebonnet Investments, Ltd. ("Bluebonnet Investments"), a Texas limited partnership. The general partners of Bluebonnet Investments are Robert A. Mann and Bluebonnet Enterprises, Inc. ("Bluebonnet Enterprises"), a Texas corporation owned by the Trust. Robert A. Mann is the Chairman of the Board, President and Director of Bluebonnet Enterprises, and thus, Robert A. Mann, in his capacity as an officer and director of Bluebonnet Enterprises, exercises voting power and investment power with respect to the 9,255 shares of First Financial owned by Bluebonnet Investments. David W. Mann previously shared with Robert A. Mann voting and investment power with respect to said 9,255 shares because he voted, as Trustee of the Trust, the stock of Bluebonnet Enterprises. However, as a result of the resignation of David W. Mann and the succession of Robert A. Mann as Trustee of the Trust, Robert A. Mann now has sole voting and investment power with respect to said 9,255 shares.

    92,742 shares of the First Financial common stock beneficially owned by Robert A. Mann are owned by First Financial Holdings, Ltd. ("First Financial Holdings"), a Texas limited partnership. The general partner of First Financial Holdings is FFC Holdings, Inc. ("FFC Holdings"), a Texas corporation owned by the Trust. Robert A. Mann is the Chairman of the Board, President and Director of FFC Holdings. FFC Holdings, as the general partner of First Financial Holdings, exercises sole voting and sole investment power with respect to these 92,742 shares of First Financial. David W. Mann previously shared with Robert A. Mann voting and investment power with respect to the 92,742 shares owned by First Financial Holdings because he voted, as Trustee of the Trust, the stock of FFC Holdings. However, as a result of the resignation of David W. Mann and the succession of Robert A. Mann as Trustee of the Trust, Robert A. Mann now has sole voting and investment power with respect to said 92,742 shares.

    Except as set forth herein, Robert A. Mann has not engaged in any transactions involving the common stock of First Financial during the last sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  The limited partnership agreement of Bluebonnet Investments, by and among Robert A. Mann and Bluebonnet Enterprises, as general partners, and Mann Investment Company, Mann Group Investment Company, Central Texas Broadcasting Co., Ltd. and Robert A. Mann, as limited partners, presently gives Robert A. Mann and Bluebonnet Enterprises, as general partners, exclusive authority to manage the operations and affairs of Bluebonnet Investments (subject to certain restrictions set forth in the partnership agreement) including voting of securities owned by Bluebonnet Investments. The partnership agreement further provides that so long as Robert A. Mann is acting as the individual general partner, he shall have no right to vote or determine not to vote the shares of stock of a "controlled corporation" as that term is defined in Section 2036 of the Internal Revenue Code and applicable regulations. This provision could be interpreted by the partnership to mean that Robert A. Mann, in his individual capacity, currently has shared investment power but exercises no voting power over the 9,255 shares of First Financial stock owned by Bluebonnet Investments. However, Robert A. Mann, in his capacity as an officer and director of Bluebonnet Enterprises and in his capacity as Trustee of the Trust which is the sole stockholder of Bluebonnet Enterprises, exercises sole voting power and investment power with respect to the 9,255 shares of First Financial stock owned by Bluebonnet Investments.

    Under the terms of the partnership agreement of First Financial Holdings, the general partner has sole voting and investment power with respect to the 92,742 shares of First Financial stock owned by First Financial Holdings; thus, FFC Holdings, as the sole general partner, has sole voting and sole investment power over such 92,742 shares. Therefore, Robert A. Mann, in his capacity as an officer and director of FFC Holdings and in his capacity as Trustee of the Trust which is the sole stockholder of FFC Holdings, exercises sole voting and investment power over the 92,742 shares of First Financial stock owned by First Financial Holdings.

Item 7.    Material to be Filed as Exhibits.

     Not applicable.

    After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 1998



                                              /s/ Robert A. Mann
                                              Robert A. Mann